

January 24, 2013

Via E-mail
Adam Chibib
Chief Financial Officer
Multimedia Games Holding Company, Inc.
206 Wild Basin Road South, Building B
Austin, Texas 78746

> Re: **Multimedia Games Holding Company, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2012**
> **Filed November 15, 2012**
> **File No. 000-28318**

Dear Mr. Chibib:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended September 30, 2012

Item 1. Business, page 4

General, page 4

1. We note that your participation revenues constitute a majority of your total revenues and appear to be derived from a combination of participation agreements and development and placement fee agreements. We also note that you only describe these agreements in general terms. Please expand your disclosure in future filings to describe all of the material terms of your participation agreements and development and placement fee agreements in order to provide a more complete discussion of how your primary revenue stream is generated. For example, please discuss on an aggregate basis the lengths of the agreements, the range of revenue percentages to which you are entitled, the fixed fee

terms, the number and magnitude of each type of agreement and any other terms material to an understanding of how these agreements operate. Please also discuss the specific terms of any agreement or group of related agreements that you entered into during the most recently completed fiscal year or that are otherwise material to your business. In addition, if any material portion of these agreements is set to expire in the near future, please discuss and quantify the potential impact on your operations.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 33

2. We note from the disclosure in the last paragraph on page 33 that the terms of your credit agreement restrict the payment of dividends. Please revise the notes to your financial statements to disclose the nature and terms of the restrictions on payment of dividends imposed by the terms of your credit agreement. Refer to the disclosure requirements outlined in Rule 4-08(e) of Regulation S-X.

Financial Statements, page 60

Consolidated Statements of Cash Flows, page 66

3. We note the presentation in the statement of cash flows of the line item "transfer of leased gaming equipment to inventory" as a component of cash flows from investing activities. As it appears that such transfers would be a non-cash activity, please revise to eliminate such transfers from your cash flows from investing activities. However, such transfers should be included in your supplemental disclosure of non-cash investing and financing activities. Refer to the guidance outlined in ASC 230-10-50.

Notes to Consolidated Financial Statements, page 67

2. Significant Accounting Policies, page 67

Revenue Recognition, page 67

4. We note that appropriate revenue recognition guidance is followed in accordance with ASC 605 and 985 regarding your gaming devices and software. We further note from page 42 that gaming equipment sales typically include ancillary equipment necessary for the full functionality of the player terminals in a casino. Given that the ancillary equipment and software appear essential for the full functionality of the products delivered, it would appear as though revenue recognition would be deferred until all essential elements necessary for the full functionality of the product have been delivered. In this regard, it is unclear at what point you are recognizing revenue for the ancillary equipment and software given your discussion of multiple element arrangements. Please tell us, and revise to clarify, what products, services, or software you are able to account for as a separate deliverable and recognize revenue prior to the gaming device being

delivered. Your response should specifically address if such elements have stand-alone value to the customer and discuss if such elements are essential to the functionality of the gaming device. We may have further comment upon receipt of your response.

8. Value Added Tax Receivable, page 78

5. We note the disclosure indicating that the majority of your VAT receivable relates to equipment shipments that occurred during 2006 and 2007. We further note that as a result of the rulings from the Mexican taxing authority challenging certain transactions resulting in a VAT receivable, the full amount of the assessment of $401,000 has been reserved. Given that the majority of the remaining receivables at September 30, 2012 of $3.5 million relates to equipment shipments that occurred over five years ago, please tell us why you believe these amounts are collectible. Your response should discuss why the receivables have not yet been received, the process for receiving amounts due from the Mexican authority, and whether amounts for more recent years have been processed and received without challenges by the authority. We may have further comment upon receipt of your response.

9. Accounts Payable and Accrued Liabilities, page 78

6. We note from the last paragraph on page 78 that of the $2.8 million reserved for Mexican tax issues, $1.6 million relates to income taxes. Please revise to clarify the nature of the $1.2 million that is not related to income taxes. In addition, please tell us and revise to disclose, the amount of taxes assessed and the progress in the courts considering that the Mexican authorities reaffirmed their ruling in the fourth quarter of fiscal 2012.

13. Income Taxes, page 81

7. Please revise to disclose the domestic and foreign components of your pre-tax earnings or losses. Refer to the disclosure requirements outlined in Rule 4-08(h) of Regulation S-X.

15. Stockholders' Equity, page 85

8. Please revise Note 15 to also disclose the aggregate intrinsic value and average remaining contractual term of stock options outstanding that are fully vested or expected to vest as of the latest balance sheet date presented in the financial statements. Refer to the disclosure requirements outlined in ASC 718-10.

Signatures, page 93

9. We note that you have included the signature of your principal accounting officer in the section of the signature page to be signed by the registrant, rather than on behalf of the registrant. In future filings please include the signature of your principal accounting

Adam Chibib
Multimedia Games Holding Company, Inc.
January 24, 2013
Page 4

officer along with the signatures of the other individuals who sign on behalf of the registrant. Refer to General Instruction D to Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at 202-551-3191 or Justin Dobbie at 202-551-3469 with any other questions.

Sincerely,

/s/ David R. Humphrey, for

Linda Cvrkel
Branch Chief